Mail Stop 6010

      December 6, 2005

Via Facsimile and U.S. Mail

Mr. Michael W. Towe
Chief Financial Officer
Roper Industries, Inc.
2160 Satellite Blvd., Suite 200
Duluth, GA   30097


	Re:	Roper Industries, Inc.
		Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
      File No. 1-12273


Dear Mr. Towe:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

1. Please refer to comments 1 through 7 in our letter dated
September
16, 2004. In your December 31, 2004 Form 10-K, it does not appear that you have fully implemented the revisions to your discussion and analysis as indicated from your response dated September 28, 2004. Please revise your MD&A in future filings to provide a more detailed analysis of your results of operations. For example, please enhance your MD&A discussion to address the following:

* You state that revenues improved in the Instrumentation segment due to "improved distribution." Please revise future filings to discuss what changes were made and quantify the impact of the improved distribution on your results of operations. Tell the reader how you expect these changes to impact your results in future periods.

* Please quantify the effect of acquisitions on your results of operations. Specifically, quantify the effects of the NTGH and R/D
Tech acquisitions.

Please refer to Item 303 of Regulation S-K and the guidance provided in our interpretative release titled "Commission Guidance
Regarding
Management`s Discussion and Analysis of Financial Condition and
Results of Operations".

Item 8.  Financial Statements and Supplementary Data

Note 2.  Business Acquisitions

2. We note your acquisition of TransCore Holdings on December 13, 2004 for $608 million. We further note that as a result of this acquisition, you recorded goodwill of $383 million. Please tell us and revise future filings to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of $383 million of goodwill. Refer to paragraph 51(b) of SFAS 141.

Note 12.  Contingencies

3. We note from the financial statements of TransCore Holdings, Inc.
filed on your Form 8-K dated December 13, 2004 that as of October
31,
2004, TransCore had outstanding surety bonds of $100.2 million and letters of credit aggregating $23.5 million related to performance and payment bonds. Please revise future filings to disclose any significant contingent obligations, including any outstanding surety bonds and letters of credit.



*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding this comment. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

??

??

??

??

Mr. Michael W. Towe
Roper Industries, Inc.
December 6, 2005
Page 3